January 25, 2008

By EDGAR and Overnight Delivery

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	APP Pharmaceuticals, Inc. (Successor Registrant to Abraxis BioScience, Inc.) Form 10-K for Fiscal Year Ended December 31, 2006 File Number 0-33407

Dear Mr. Rosenberg:

This letter is a follow-up to the telephone conversation between Charles Kim and Mark Brunhofer on January 9, 2008 regarding APP Pharmaceuticals, Inc.’s (successor registrant to Abraxis BioScience, Inc.) (Commission File Number 0-33407) (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) as filed by the Company on March 1, 2007.

Following is the disclosure the Company is proposing to include in its relevant future filings with the Securities and Exchange Commission regarding the amortization of the costs associated with the products purchased from AstraZeneca:

In determining the appropriate amortization period and method for these acquired products, we considered, among other things, the nature of the products, the anticipated timing of cash flows and the relatively high barriers to entry for competition due to the complex development and manufacturing processes. In particular, some of the products have been on the market since 1948 (and all since 1996), and they have generally experienced minimal price erosion and stable product sales. In addition, the products all share similar attributes in that they have a favorable risk profile (e.g., minimal side effects, adverse experiences, etc.) and are easy to administer to patients. Based on the risk profile, ease of use and already low pricing, we do not expect new competing products will enter the market in the foreseeable future and the barriers to entry should help protect the market positions of the products and preserve their useful lives. Accordingly, as future cash flows with respect to these products are expected to exceed 20 years and remain relatively stable, we have utilized a straight-line 20 year amortization period.

Jim B. Rosenberg

January 25, 2008

Following is the disclosure the Company is proposing to include in the “Critical Accounting Policies” section in its relevant future filings regarding the risks associated with potential impairment or accelerated amortization of the acquired AstraZeneca products and its other intangible assets:

Impairment of long-lived assets

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators at least annually and we perform detailed impairment testing for goodwill annually and for all other long-lived assets whenever impairment indicators are present. Examples of those events or circumstances that may be indicative of impairment include:

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A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including, by way of example, a successful challenge of our patent rights resulting in generic competition earlier than expected.

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A significant adverse change in the extent or manner in which an asset is used, including, by way of example, restrictions imposed by the FDA or other regulatory authorities that affect our ability to manufacture or sell a product.

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A projection or forecast that demonstrates losses associated with an asset, including, by way of example, a change in a government reimbursement program that results in an inability to sustain projected product revenues or profitability or the introduction of a competitor’s product that results in a significant loss of market share.

The value of intangible assets is determined primarily using the “income method,” which starts with a forecast of all expected future net cash flows. Accordingly, the potential for impairment for intangible assets may exist if actual revenues are significantly less than those initially forecasted or actual expenses are significantly more than those initially forecasted. Some of the more significant estimates and assumptions inherent in the intangible asset impairment estimation process include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry as well as expected changes in standards of practice for indications addressed by the asset.

Jim B. Rosenberg

January 25, 2008

Should you have any further questions or comments regarding the captioned filing, please direct them to me at 310.405.7403.

Very truly yours,

/s/ Lisa Gopala
Lisa Gopala
Chief Financial Officer

cc:	Mark Brunhofer — Securities and Exchange Commission

Patrick Soon-Shiong, M.D. — APP Pharmaceuticals, Inc.

Richard Maroun — APP Pharmaceuticals, Inc.